UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

559078 100

(CUSIP Number)

John P. Ryan

6½ North 2nd Ave., Suite 201

Walla Walla, WA 99362

201-509-3797

With a copy to:

Joseph Walsh, Esq.

Troutman Pepper Hamilton Sanders LLP

875 Third Ave.

New York, New York 10022

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Gold Express Mines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_] (b)[_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,959,402 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,959,402 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,959,402 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.96% (32)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS CO

(1)	John P. Ryan, Howard Crosby, James Czirr and Terrence Dunne are the four directors of the Reporting Person. Any action by the Reporting Person with respect to the shares, including voting and dispositive decisions, requires a vote of three out of the four directors of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the four directors of the board of directors, none of the directors is deemed to be a beneficial owner of securities held by the Reporting Person. Accordingly, none of the directors on the Reporting Person’s board of directors are deemed to have or share beneficial ownership of the shares held by the Reporting Person.

(2)	Consists of (i) 6,250,000 shares of Common Stock and (ii) 1,709,402 shares of Common Stock issuable upon conversion of a Promissory Note at an exercise price of $0.0585, which is 90% of the $0.065, the lowest trading price during the previous twenty (20) trading days prior to the filing of this Schedule 13D.

(3)	Based on 21,536,474 shares of Common Stock outstanding on January 13, 2024.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Magellan Gold Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 602 Cedar Street, Suite 205, Wallace, Idaho 83873.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c)This Schedule 13D is being filed by Gold Express Mines, Inc. (the “Reporting Person”).

The principal business of the Reporting Person is the discovery, development and production of precious and base metal assets and its business address is 6½ North 2nd Ave., Suite 201, Walla Walla, Washington 99362.

(d)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is governed by the laws of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 3, 2023, the Issuer and the Reporting Person entered into a purchase agreement pursuant to which, among other things, the Company agreed to purchase certain mineral assets owned and controlled by the Reporting Person for a purchase price equal to 5,000,000 shares of Common Stock. The transaction closed on January 5, 2023.

On March 23, 2023, the Issuer completed a sale of 1,000,000 shares of Common Stock to the Reporting Person, for an aggregate purchase price of $140,000.

On December 29, 2023, the Issuer, the Reporting Person and AJB Capital Investments LLC, a Delaware limited liability company (“AJB”), entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), pursuant to which, among other things, AJB assigned to the Reporting Person all of AJB’s right, title, obligation, liability and interest in, to and under that certain Promissory Note, dated February 2021 in the original principal amount of $200,000 (the “Promissory Note”) issued by the Issuer to AJB. The aggregate principal amount of the Promissory Note outstanding is $100,000. The Promissory Note bears interest at a rate of 10% per annum. The unpaid principal amount of the Promissory Note is convertible into shares of the Company’s common stock during an Event of Default at the option of the holder of the Promissory Note, at a conversion price equal to the lesser of 90% of the lowest trading price during the previous twenty (20) trading day period ending on the issuance date, or during the previous twenty (20) trading day period ending on date of conversion of this note. Based on an estimated conversion price of $0.0585, which is 90% of $0.065, the lowest trading price during the previous twenty (20) trading days prior to the filing of this Schedule 13D, the Promissory Note is convertible into 1,709,402 shares of Common Stock. The Promissory Note is past due and payable and an Event of Default has occurred and is continuing.

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On December 29, 2023, the Issuer and the Reporting Person entered into an agreement (the “Agreement”), pursuant to which, among other things (i) the Company consented to the assignment by AJB to the Reporting Person of al of AJB’s right, title, obligation, liability and interest in, to and under the Promissory Note; (ii) the Issuer represented that it has taken all necessary corporate action to accept the resignations of Mark Rodenbeck and Deepak Maholtra as members of the board of directors (the “Board”) of the Issuer and appoint John P. Ryan, President, Chief Executive Officer and a director of the Reporting Person, and Howard Crosby, a director of the Reporting Person, to the Board; (iii) the Issuer agreed that at any time prior to December 29, 2026, if the Reporting Person provides notice to the Issuer to designate a person to serve as a member of the Board, the Issuer will use its reasonable best efforts to elect such person to the Board as promptly as practicable following receipt of such notice; and (iv) the Issuer issued to the Reporting Person 250,000 shares of Common Stock.

On January 7, 2024, the Issuer and the Reporting Person entered into a purchase agreement, pursuant to which, among other things (i) the Company agreed to purchase certain mineral assets owned and controlled by GEM for a purchase price equal to 5,500,000 shares of Common Stock; and (ii) GEM agreed to assign to the Company a certain lease for mineral properties (the “Cuprum Lease”) for a purchase price of 500,000 shares of Common Stock (collectively, the “Transactions”).

The Reporting Person expects the closing of the Transactions to occur no later than January 31, 2024, subject to certain closing conditions, including, but not limited to, (i) the Reporting Person delivering a quitclaim deed transferring the unpatented mining claims; and (ii) the Reporting Person receiving all required consents to transfer Cuprum Lease.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Effective December 27, 2023, (i) John P. Ryan, President, Chief Executive Officer and a director of the Reporting Person, was appointed Chief Financial Officer and a Director of the Issuer, and (ii) Howard Crosby, a director of the Reporting Person, was appointed a Director of the Issuer. Because of the foregoing, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D and may propose or take action in relation to the business of the Issuer that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; the business and operations of the Issuer; share repurchases by the Issuer; distributions by the Issuer, including the amounts, makeup and timing thereof; the terms of any new issuances of an existing or new class of securities by the Issuer; sales of assets; changes in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; and any such other matters.  Any such proposals or actions by the Reporting Person may be  based on the Reporting Person’s views of its best interest, its obligations to the Issuer (to the extent required by applicable law or agreement), and other factors in light of (i) the Issuer's financial position, future actions taken by the Board, price levels of the Common Stock or other equity or debt securities of the Issuer and (ii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in the Reporting Person’s sole determination.

The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the date of this Schedule 13D, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 7,959,402, which represents 36.96% of the issued and outstanding shares of Common Stock. Of these shares of Common Stock, (i) 6,250,000 shares of Common Stock are held by the Reporting Person and (ii) 1,709,402 shares of Common Stock are issuable upon conversion of the Promissory Note, at an exercise price of $0.0585, which is 90% of the $0.065, the lowest trading price during the previous twenty (20) trading days prior to the filing of this Schedule 13D.

John P. Ryan, Howard Crosby, James Czirr and Terrence Dunne are the four directors of the Reporting Person. Any action by the Reporting Person with respect to the shares of Common Stock, including voting and dispositive decisions, requires a vote of three out of the four directors of the board of directors. Under the so-called “rule of three,” because voting and dispositive decisions are made by three out of the four directors of the board of directors, none of the directors is deemed to be a beneficial owner of securities held by the Reporting Person.

(c)Except as set forth in Item 3 and 4 above, which descriptions are incorporated herein by reference, there have been no transactions with respect to the shares of Common Stock during the sixty (60) days prior to the date hereof by any of the Reporting Person.

(d)No person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Person, other than the Reporting Person itself.

(e)Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Asset Purchase Agreement, dated December 15, 2022, between Magellan Gold Corporation and Gold Express Mines, Inc.

Exhibit 2 – Subscription Agreement, dated March 23, 2023, between Magellan Gold Corporation and Gold Express Mines, Inc.

Exhibit 3 – Agreement, dated as of December 29, 2023, between Magellan Gold Corporation and Gold Express Mines, Inc. (incorporated by reference to Exhibit 10.1 to Magellan Gold Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2024)

Exhibit 4 – Assignment and Assumption Agreement, dated as of January 2, 2024, among AJB Capital Investment LLC, Gold Express Mines, Inc. and Magellan Gold Corporation

Exhibit 5 – Purchase Agreement, dated January 7, 2024, between Magellan Gold Corporation and Gold Express Mines, Inc. (incorporated by reference to Exhibit 10.1 to Magellan Gold Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2024).

Exhibit 6 – Promissory Note of Magellan Gold Corporation dated February 2021.

Exhibit 7 – Modification of Promissory Note, dated February 9, 2022.

Exhibit 8 – Modification of Promissory Note, dated May 11, 2022.

Exhibit 9 – Modification of Promissory Note, dated August 9, 2022.

Exhibit 10 – Modification of Promissory Note, dated January 11, 2023.

Exhibit 11 – Modification of Promissory Note, dated August 9, 2023.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

GOLD EXPRESS MINES, INC.

By: _/s/ John P. Ryan____________________________

Name: John P. Ryan
Title: Chief Executive Officer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

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